WASHINGTON NATIONAL CORPORATION
EXHIBIT 11 - COMPUTATION OF PER SHARE EARNINGS

Primary and Fully Diluted
(000s Omitted Except Per Share Amounts)

                                                      Nine Months Ended      Three Months Ended
                                                         September 30,          September 30,
                                                       1995       1994         1995       1994
Primary
Average Shares:
  Average common shares outstanding                    12,186     12,139       12,198     12,148
  Assumed exercise of stock options                        72         86           98         79
Total Average Shares                                   12,258     12,225       12,296     12,227

Net Income Available to Common Shareholders:
  Income before Preferred Stock dividend
    requirement                                       $24,574    $24,582       $8,387     $9,127
  Preferred Stock dividend requirement                   (271)      (271)         (90)       (90)

Net Income Available to Common Shareholders           $24,303    $24,311       $8,297     $9,037

Primary Earnings Per Share                              $1.98      $1.99        $0.67      $0.74

Fully Diluted
Average Shares:
  Average common shares outstanding                    12,186     12,139       12,198     12,148
  Assumed conversion of preferred stock                   271        271          271        271
  Assumed exercise of stock options                       128         86          128         86
Total Average Shares                                   12,585     12,496       12,597     12,505

Net Income Available to Common Shareholders           $24,574    $24,582       $8,387     $9,127

Fully Diluted Earnings Per Share                        $1.95      $1.97        $0.67      $0.73

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